UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 May 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Dealings in securities by the company secretary and a director of Sasol Limited and a director of a major subsidiary of Sasol Limited during May 2008:

1. 15 May
2. 19 May
3. 23 May

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL AND THE COMPANY SECRETARY OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by a director of a major
subsidiary of Sasol and the Company Secretary of Sasol:

Director	A de Klerk
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	14 May 2008
Option offer date	05 September 2001
Option offer price	R78,70
Exercise date	19 September 2001
Exercise price	R76,50
Number of shares	5 600
Selling price per share	R482,00
Total value	R2 699 200,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Company Secretary	N L Joubert
Date transaction effected	14 May 2008
Option offer date	09 September 2004
Option offer price	R111,20
Exercise date	14 May 2008
Exercise price	R479,50
Number of shares	5 400
Selling price per share	R482,53
Total value	R2 605 662,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Company Secretary's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

15 May 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by a director of a major
subsidiary of Sasol:

Director	J A van der Westhuizen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	16 May 2008
Option offer date	05 September 2001
Option offer price	R78,70
Exercise date	07 September 2001
Exercise price	R81,30
Number of shares	4 800
Selling price per share	R492,00
Total value	R2 361 600,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	J A van der Westhuizen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	16 May 2008
Option offer date	10 September 2003
Option offer price	R89,50
Exercise date	12 September 2003
Exercise price	R87,75
Number of shares	4 400
Selling price per share	R495,00
Total value	R2 178 000,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

19 May 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF THE COMPANY

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of the Company:

Director	V N Fakude
Date transaction effected	22 May 2008
Option offer date	19 October 2005
Option offer price	R219,50
Exercise date	22 May 2008
Exercise price	R506,50
Number of shares	10 000
Selling price per share	R509,01
Total value	R5 090 100,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

23 May 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 May 2008

By: /s/ N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary